
August 26, 2020

Daniel Murdock
Executive VP, Chief Accounting Officer & Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re: Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed January 30, 2020**
> **Form 10-Q for the Quarter Ended March 31, 2020**
> **Filed April 30, 2020**
> **File No. 001-32871**

Dear Mr. Murdock:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology